Exhibit d(8)(b)

AMENDMENT NO. 3 TO
FUND MANAGEMENT AGREEMENT
PACIFIC FUNDS

     THIS AMENDMENT made as of this 4th day of December, 2003, among Pacific Life Insurance Company (“Adviser”), a California corporation, and Massachusetts Financial Services Company, doing business as MFS Investment Management, a corporation organized under the laws of the State of Delaware (“MFS” or “Fund Manager”) and Pacific Funds, a Delaware Business Trust.

W I T N E S S E T H:

     WHEREAS, Adviser, Fund Manager and Pacific Funds are parties to that certain Fund Management Agreement dated September 26, 2001, as amended on April 1, 2002 and March 17, 2003 (the “Agreement”) pursuant to which Fund Manager furnishes portfolio management services for the PF MFS Global Growth Fund, a series of the Pacific Funds (the “Fund”);

     WHEREAS, the Adviser seeks to change the Fund’s investment strategy from a global growth strategy to an international large-cap strategy, which new strategy is described in the Fund’s current registration statement (including any supplement thereto), and to change the name of the Fund to the PF MFS International Large-Cap Fund;

     WHEREAS, the Adviser has instructed the Fund Manager to reposition the Fund’s portfolio to reflect the Fund’s the new investment strategy;

     WHEREAS, the Fund Manager has received the Adviser’s instructions and has begun to reposition the Fund’s portfolio as of the effective date of this amendment using its best efforts to have the Fund repositioned by January 1, 2004 and;

     WHEREAS, the parties mutually desire to amend the Agreement as set forth herein.

     NOW, THEREFORE, the parties mutually agree that the Agreement is hereby amended as follows:

     1. The Fee Schedule of the Agreement, and all references thereto set forth in Sections 1 and 5 of the Agreement, are hereby deleted and the replacement Fee Schedule attached hereto and made a part hereof, is hereby substituted in lieu thereof and made effective January 1, 2004.

     3. Except as herein above modified, all other terms and provisions of the Agreement shall be and remain in full force and effect.

PACIFIC FUNDS
FEE SCHEDULE
MFS INVESTMENT MANAGEMENT
(Effective January 1, 2004)

Fund: PF MFS International Large-Cap

     The Adviser will pay to the Fund Manager a monthly fee based on an annual percentage of the average daily net assets of the PF MFS International Large-Cap Fund according to the following calculation:

(a)	0.450% of the first $500 million of the Combined Assets as defined below,
0.400% on the next $500 million of the Combined Assets, plus
0.375% on the next $1 billion of the Combined Assets, plus
0.350% on Combined Assets above $2 billion; multiplied by

(b)	the ratio of the PF MFS International Large-Cap Fund’s average daily net assets over the Combined Assets.

For purposes of the above calculation, “Combined Assets” means the sum of the average daily net assets of the PF MFS International Large-Cap Fund and the average daily net assets of the International Large-Cap Portfolio of Pacific Select Fund.

All Funds: Fees for services shall be prorated for any portion of a year in which the Agreement is not effective.

     IN WITNESS WHEREOF, the parties hereto have caused this Fee Schedule to be executed as of December 4, 2003.

PACIFIC LIFE INSURANCE COMPANY

Attest:	/s/ DIANE N. LEDGER	By:	/s/ THOMAS C. SUTTON

Name:	Diane N. Ledger	Name:	Thomas C. Sutton
Title:	Vice President	Title:	Chairman & Chief Executive Officer

Attest:	/s/ DIANE N. LEDGER	By:	/s/ AUDREY L. MILFS

Name:	Diane N. Ledger	Name:	Audrey L. Milfs
Title:	Vice President	Title:	Vice President and Secretary

MFS INVESTMENT MANAGEMENT

Attest:	/s/ CHRISTOPHER R. BOHANE	By:	/s/ STEPHEN E. CAVAN

Name:	Christopher R. Bohane	Name:	Stephen E. Cavan
Title:	Counsel	Title:	Secretary, Clerk, and General Counsel

PACIFIC FUNDS

Attest:	/s/ DIANE N. LEDGER	By:	/s/ THOMAS C. SUTTON

Name:	Diane N. Ledger	Name:	Thomas C. Sutton
Title:	Vice President	Title:	Chairman & Chief Executive Officer